UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 1-8747

NOTIFICATION OF LATE FILING

        (Check One): [X]  Form 10-K        [  ] Form 11-K        [  ] Form 20-F        [  ] Form 10-Q
[  ] Form N-SAR        [  ] Form N-CSR

For Period Ended:        April 1, 2004

         Transition Report on Form 10-K
         Transition Report on Form 20-F
         Transition Report on Form 11-K
         Transition Report on Form 10-Q
         Transition Report on Form N-SAR

        For the Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: AMC ENTERTAINMENT INC.

Former name if applicable:

Address of principal executive office (street and number): 920 Main Street

City, state and zip code: Kansas City, Missouri 64105

1 of 4

PART II
RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on
[X]	Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 20-F,11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant requires additional time to prepare and file its Annual Report on Form 10-K for the fiscal year ended April 1, 2004 (the "2004 Form 10-K"). The Registrant and its independent registered public accounting firm are currently engaged in technical discussions with the Office of the Chief Accountant of the Securities and Exchange Commission (the "SEC") regarding the appropriate classification of the Registrant's outstanding Series A Convertible Preferred Stock. Those technical discussions concern the possible reclassification of the Series A Convertible Preferred Stock out of permanent stockholders' equity into a temporary equity classification. The Registrant, its independent registered public accounting firm and the SEC are continuing to discuss the matter. The Registrant will file its 2004 Form 10-K as promptly as practicable.

PART IV
OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification

Craig R. Ramsey	816	221-4000

(Name)	(Area Code)	(Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes        [  ] No

        (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes        [  ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2 of 4

        The possible reclassification of the Registrant's Series A Convertible Preferred Stock outside of permanent stockholders' equity would not, if made, have an impact on previously reported losses or on current losses (as reflected in the 2004 Form 10-K).

        However, as previously disclosed in a press release furnished to the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K filed June 10, 2004, the Registrant will restate its financial statements for certain prior periods.    The Registrant will restate its financial statements for the years ended April 3, 2003 and March 28, 2002 as follows:

        Foreign deferred tax assets: The Registrant had previously recorded valuation allowances against deferred tax assets in foreign jurisdictions when it became clear, based on theatre impairments or other factors, that it would not be profitable in those jurisdictions. The Registrant has now determined that full valuation allowances should have been recorded against deferred tax assets in all foreign jurisdictions until it is more likely than not that the deferred tax assets will be realized.

Accordingly, the Registrant will restate its financial statements for the years ended April 3, 2003 and March 28, 2002 and the balance of retained earnings as of March 29, 2001 to reflect additional valuation allowances on foreign deferred tax assets. The effects of such adjustments are summarized as follows:

Cumulative decrease to retained earnings March 29, 2001	$3,800,000
Increase in income tax provision for the year ended March 28, 2002	$800,000
Increase in income tax provision for the year ended April 3, 2003	$9,000,000

        Swedish tax benefits recorded in loss from discontinued operations: In the third quarter of the year ended April 1, 2004, the Registrant recorded a $2,500,000 U.S. federal income tax benefit generated from a worthless stock deduction relating to the Registrant's Sweden operations which were sold in that quarter. The Registrant subsequently determined that the income tax benefit should have been recorded in the year ended March 28, 2002 (the period in which the Sweden investment was restructured and became worthless) in the amount of $3,600,000.

Additionally, in the year ended March 28, 2002, the Registrant recorded a deferred tax asset of $1,500,000 for asset impairments in Sweden. The Registrant subsequently determined that the deferred tax asset should have been reserved with a full valuation allowance.

Accordingly, the Registrant will restate its financial statements for the year ended March 28, 2002 to record the net effects of such adjustments. The net effects of such adjustments (which are recorded in loss from discontinued operations) are summarized as follows:

Decrease in loss from discontinued operations for the year ended March 28, 2002	$2,100,000

Straight-line contingent rentals: The contingent portion of rent expense for leases with contingent rent escalation clauses are required to be recorded on a straight-line method under certain circumstances. The Registrant recently determined that it has one lease with such a clause for which the contingent portion of rent expense should have been recorded on the straight-line method. Accordingly, the Registrant will restate its financial statements for the years ended April 3, 2003 and March 28, 2002 and the balance of retained earnings as of March 29, 2001 to reflect the straight-line method of recording the contingent portion of rent expense for this one lease. The effects of such adjustments are summarized as follows:

Cumulative decrease in retained earnings prior to March 29, 2001	$231,000
Increase in net loss for the year ended March 28, 2002	$210,000
Increase in net loss for the year ended April 3, 2003	$244,000

3 of 4

AMC Entertainment Inc. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 16, 2004	By	/s/ CRAIG R. RAMSEY

	Name:	Craig R. Ramsey
	Title:	Executive Vice President and Chief Financial Officer

        Instruction.    This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

        1.     This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

        3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5.     Electronic Filers.    This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.

4 of 4